Date: October 31, 2000


To:  Barry Hall, Chairman of the Board, LMKI, Inc.
     Bryan Turbow, President and CEO, LMKI, Inc.
     Vincent Roth, Esq, LMKI, Inc

Re:  Resignation

Effective immediately, I am resigning as an independent director from the LMKI Board of Directors, today. A hardcopy of this letter will follow by certified mail to LMKI headquarters.

Regards,



/S/ JEANETTE HALL
--------------------
Jeanette Hall
Independent Director
LMKI, Inc.